UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

AZITRA, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05479L104

(CUSIP Number)

February 14, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05479L104

(1)	Names of Reporting Persons

Alpha 18 Inc.
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Delaware

	(5)	Sole Voting Power:

Number of		1,500,000*
Shares	(6)	Shared Voting Power:
Beneficially
Owned By		0
Each Reporting	(7)	Sole Dispositive Power:
Person With
		1,500,000*
	(8)	Shared Dispositive Power:

		0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,500,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐
(11)	Percent of Class Represented by Amount in Row (9)

5.2%*
(12)	Type of Reporting Person

CO

* See Item 4 for additional information.

CUSIP No. 05479L104

(1)	Names of Reporting Persons

Noam Dunsky
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America

	(5)	Sole Voting Power:

Number of		1,500,000*
Shares	(6)	Shared Voting Power:
Beneficially
Owned By		0
Each Reporting	(7)	Sole Dispositive Power:
Person With
		1,500,000*
	(8)	Shared Dispositive Power:

		0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,500,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐
(11)	Percent of Class Represented by Amount in Row (9)

5.2%*
(12)	Type of Reporting Person

IN

* See Item 4 for additional information.

Item 1(a). Name Of Issuer: Azitra, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

21 Business Park Drive

Branford, CT 06405

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Alpha 18 Inc., a Delaware corporation (“Alpha 18”) and (ii) Noam Dunsky (“Mr. Dunsky” and, together with Alpha 18, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address for Alpha 18 is: 3301 NE 1st Ave. Miami, FL, 33137.

The address for Mr. Dunsky is: 3301 NE 1st Ave. PH-12, Miami FL, 33137.

Item 2(c). Citizenship:

Alpha 18 is organized under the laws of the State of Delaware. Mr. Dunsky is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.:

05479L104

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:

As reported in the cover pages to this report, the ownership information with respect to each of Alpha 18 and Mr. Dunsky is as follows:

(a)	Amount Beneficially Owned:		1,500,000	*
(b)	Percent of Class:		5.2	%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	1,500,000	*
	(ii)	shared power to vote or to direct the vote:	0
	(iii)	sole power to dispose or to direct the disposition of:	1,500,000	*
	(iv)	shared power to dispose or to direct the disposition of:	0

* On February 14, 2024 (the “Event Date”), Alpha 18 held 1,500,000 shares of Common Stock of the Issuer (the “Shares”). Mr. Noam is the President and sole shareholder of Alpha 18 and exercises investment discretion with respect to the Shares. As a result, Alpha 18 and Mr. Dunsky may be deemed to beneficially own 1,500,000 Shares of the Issuer as of the Event Date.

The reported beneficial ownership percentage is based upon approximately 28,764,643 shares of Common Stock issued and outstanding as of the Event Date, based on information included in the Issuer’s Prospectus pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on February 15, 2024.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2024

ALPHA 18 INC.

By:	/s/ Noam Dunsky
Name:	Noam Dunsky
Title:	President

By:	/s/ Noam Dunsky
Noam Dunsky

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

99.1 Joint Filing Agreement, dated as of February 26, 2024, by and between Alpha 18 Inc. and Noam Dunsky.